Mail Stop 3561

							May 15, 2006



Eduard Jaeger
President and Chief Executive Officer
Ironclad Performance Wear Corporation
1111 East El Segundo Blvd.
El Segundo, CA  92045



	RE:	Ironclad Performance Wear Corporation
		Item 4.01 Form 8-K filed May 12, 2006
		File No. 0-51365


Dear Mr. Jaeger:

          We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. We understand that the entity formerly know as Europa Trade
Agency
Ltd. is the legal entity that survived the May 9, 2006 merger with Ironclad. We believe the legal entity had a change of accountants and needs to provide all of the disclosures required by Item 304 of
Regulation S-B in an amended Form 8-K filing. The amendment should also include a letter from Europa`s former independent accountants stating whether or not they agree with the disclosures in the filing.
See Item 304(a)(3) of Regulation S-B.
2. Please note that our records reflect the file number as shown above. Please use this number in future filings.



Eduard Jaeger
Ironclad Performance Wear Corporation
May 15, 2006
Page 2


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	As appropriate, please amend your Form 8-K and respond to these comments within five business days or tell us when you will provide us with a response. Please provide the representations requested above and file your response to these comments as an EDGAR correspondence file. We would not object to filing a new Form 8-K as opposed to an amendment if you could do so in a timely manner. An item 4.01 Form 8-K is due within four business days from the date of the event.

	You may contact Robert Burnett, Staff Accountant, at (202)
551-
3330, or in his absence, me at (202) 551-3841 if you have questions regarding these comments.

							Sincerely,


							Michael Moran
						            Branch Chief